FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

NBG Group Results

Financials 2007

Athens, 4 March 2008

Net profit up 70% to €1 678 million *

€ million	2007	2006	Δ
Attributable profit	1 678	990	+70%
Net profit from domestic operations	1 095	801	+37%
Net profit from Finansbank	448	87 **	-
Net profit from Southeastern Europe	155	110	+41%
Earnings per share	€3.23	€1.92	+68%

Return on equity	26%	21%	+5
Cost / income	49%	50%	-1
Non-performing loan ratio	3.4%	4.0%	-60 bps

Total assets (€ bn)	90.4	76.4	+18%
Loans / Deposits	90%	80%	+10

Our performance in 2007 serves to reinforce our expectations for dynamic growth in the Group’s business in Greece and, above all, the wider region of SE Europe and Turkey. Profit for the year outperformed the targets set in our business plan and underscores our commitment to deliver value to our shareholders.

Our international subsidiaries further increased their contribution by generating over 35% of total Group profit, with Finansbank holding first place, delivering net profit of €448 million. Our subsidiaries in SE Europe and Turkey, have posted the fastest growth in business, thus vindicating our strategy to broaden and diversify the Group’s sources of income.

Leveraging its strong capital and deposit base, the Group continues to implement its three-year business plan successfully, despite the current adverse climate in the global money markets.

Athens, March 2008
Takis Arapoglou
Chairman and Chief Executive Officer

* excluding the one-off tax charge on trading gains (€32 million) and the donation to the Fire Victims Relief Fund (€21 million after tax)

** net profit from 18.8. - 31.12.06

Overview of Group results

Group attributable profit rose to a record €1 678 million in 2007, up 70% on 2006. If we include the one-off tax charge on trading gains and the donation to the Fire Victims Relief Fund, Group net profit stood at €1 625 million.

This advance in profitability reflects the rapid growth in banking business in both the domestic market and the markets of Turkey and Southeast Europe, as provided for in the Group’s three-year business plan. Specifically:

• Net profit from domestic business grew by 37% yoy to €1 095 million.

• The contribution of Finansbank to Group profit in 2007 amounted to €448 million compared with €87 million in 2006.

• Group units operating in SE Europe posted 41% growth in net profit to €155 million in 2007.

Return on equity stood at 26%, the same level as prior to the €3 billion share capital increase of June 2006, thereby outperforming the target set in the three-year business plan for 2009.

At the same time, the Group’s efficiency continues to improve, as consolidation and streamlining of the Group’s back-up functions progresses successfully. This is reflected in the cost/income ratio, which remains below 50%, despite the Group’s investments in branch expansion in the markets of SE Europe and Turkey.

Although liquidity in the global money markets continues to be very tight, the Group’s interest income in 2007 amounted to €3 051 million while net interest margin in the fourth quarter attained yet another record high of 4.32%. Considerable growth in interest margin was posted by the SE Europe subsidiaries, up 19 bps yoy close to 5%.

The substantial growth in the Group’s interest income reflects ongoing expansion in the loan book in Greece and abroad as well as the steadily broadening deposit base of the Group, which has helped restrain the cost of raising liquidity in spite of stiffer competition.

Total Group lending in 2007 amounted to €56 billion, up 27% on the previous year. Likewise, deposits grew 13% to €60 billion compared with €53 billion in 2006. The loan-to-deposit ratio remained at 90%, among the lowest internationally. This low ratio, which implies excess liquidity, serves as a strategic advantage under the current conditions in the global money and capital markets, and secures stability and a source of funding for the Group’s future expansion.

The quality of the Group’s loan book was not adversely affected by this rapid loan expansion. The ratio of NPLs to total loans declined to 3.4% (compared with 4% in 2006) while the provision coverage ratio stood at 81%.

Greece: outstanding performance by loans to households and businesses

Retail business in Greece continued to grow at a brisk pace. Total retail lending in 2007 amounted to €25.7 billion, up 19% yoy. Specifically:

•      In 2007, NBG posted record production of new mortgages, granting around €4 billion (up 13% yoy). In Q4 2007, disbursements amounted to 30% of all new mortgages in Greece. Accordingly, the mortgage balance grew by 18% yoy to €16.4 billion, maintaining the pre-eminence of NBG in this key segment of the domestic market.

•      Consumer lending and credit cards totalled €5.7 billion, up 20% yoy. New production for the year overall was also impressive. The number of new credit cards more than doubled while the number of new open and revolving credit accounts grew by 40% yoy.

• Lending to SMEs and professionals topped €3.7 billion in 2007, up 24% yoy, with the number of partner businesses increasing by 10%.

At the same time, lending to corporate and medium-sized businesses continued to post a first-class performance, growing by 20% yoy, just shy of €14 billion.

Lastly, for yet another quarter the NBG Group reaffirmed its leading position in Greece in the sphere of fund management. Specifically:

•      Deposits stood at €48 billion (up 10% on an annual basis). Notably the Group continues to hold almost 1/3 of the country’s savings deposits despite the increased competition in the domestic liquidity market.

• Mutual funds under management amounted to €7.6 billion, up 5% since the beginning of the year. This trend translates into a market share increase of 2 percentage points to 31%.

Finansbank: the frontrunner in Turkey

Net profit of the Finansbank Group in 2007 amounted to €448 million. This figure, combined with that of 2006, means that Finansbank total contribution to Group profit now amounts to €535 million. Accordingly, over the period of 500 days since the signing of the Finansbank acquisition agreement, 14% of the total investment has been reaped back.

Return on equity continued to be exceptionally high (over 32%) while the cost/income ratio was just 45%, despite the rapid growth in Finansbank’s business. It is notable that in 2007 the branch network grew by one third, with the opening of a further 101 branches. With a total of 410 branches and almost 10 000 staff Finansbank has almost doubled its branch network since the year of acquisition deal was signed, and further consolidated its position as the 5th largest private bank in the country.

The growth in the network has gone hand in hand with expansion in the loan book, which stood at TRY18.0 billion, up 41% on an annual basis. Finansbank’s total market share in December 2007 amounted to 6.2%, up half a percentage point yoy.

Retail lending at Finansbank grew at the impressive rate of around 65% to TRY7.1 billion at the end of December 2007, reaching a 7.5% market share. Mortgage lending posted a particularly strong performance, growing by 64% yoy to TRY3.3 billion, thus giving Finansbank almost 11% of the mortgage market and further consolidating its fourth place in the Turkish market. Similar strong growth was posted in the crucial credit card segment, in which Finansbank holds a 9.4% market share, increasing its share by 2 percentage points and earning 4th place among Turkish banks.

Business lending posted annual growth of 29%, reaching TRY10.9 billion and placing Finansbank’s market share at 5.6%.

The rapid growth in lending, however, did not adversely affect the quality of the loan book, as the NPL ratio stood at just 2.3%, among the lowest levels in the Turkish market.

Deposits in the local currency continued to perform well, rising 46% yoy to TRY6.2 billion, underscoring the enhanced confidence that Finansbank enjoys among its wider customer base and the bank’s ability to attract stable funding sources in the local market.

SE Europe: dynamic and profitable growth continues unabated

In December 2007, the Group’s presence in SE Europe totalled 655 branches (120 units have been added since 2006) and over 8 500 staff.

Total lending in the Group’s SE European operations grew 61% yoy to €6.8 billion, enhancing the Group’s overall market share by 100 bps to 8.5%. Retail lending posted growth of 68% yoy to €2.7 billion, while similar performance was reported by business lending (€4.1 billion in 2007), up 57% on an annual basis.

This growth has not had any adverse impact on the quality of the loan book, as the NPL ratio stands at just 4.3% and the loan coverage ratio at 85%.

Dynamic expansion in the countries of SE Europe drove the profitability of the Group’s units in the region to impressive levels. Net profit in 2007 amounted to €155 million, up 41% yoy.

Organic integration of international subsidiaries

The integration programme - a key strategic priority in the Group's 2007-09 business plan - achieved solid results in its first year. More specifically:

•      The integration of Finansbank was completed within the year, achieving organisational and policy alignment in all core functions. Cross-border lending generated €6 million synergies in 2007. Effective integration was confirmed with the appointment of Finansbank Group's CEO to the NBG Group Executive Committee to oversee international activities.

•      In Serbia, the merger of NBG Serbia with Vojvodjanska Banka was completed successfully and transformation projects are progressing well, with a focus on the development of the new IT system, refurbishment of branches and centralisation of operations.

•      The Group operating model started delivering results in 2007. Economies of scale amounting to €10 million were achieved in new global and local procurement negotiations, while the consolidation of IT infrastructure for SEE and the outsourcing of credit card processing at Group level are underway.

The increased focus on functional integration is reflected in the new Group organisation, in which distribution is localised to cater to market needs, but is now represented directly at the Group Executive Committee, while core functions are integrated to enhance control and improve efficiency.

Consistently strong capital adequacy

The Group’s capital adequacy remained strong despite the ongoing growth in its assets. The Tier-I Capital Adequacy ratio stands at 9.2% while the Total Capital ratio stands at 10.2%, thereby securing for the Group a solid base on which to build its business further in Greece and abroad.

Group loans
(€ million)	31.12.07	31.12.06	±%
Mortgages	19 286	15 360	+26%
Consumer loans	6 422	4 694	+37%
Credit cards	3 250	2 533	+28%
Small business lending	3 680	3 030	+21%
Retail loans	32 637	25 618	+27%
Corporate loans	23 608	18 499	+28%
Total loans & advances to customers	56 246	44 117	+27%
Allowances for impairment on loans & advances to customers	1 558	1 492	+4%
Loans & advances to customers (net)	54 687	42 625	+28%

Group deposits
(€ million)	31.12.07	31.12.06	±%
Savings	24 649	25 670	-4%
Sight	7 197	7 613	-5%
Time & repos	27 940	19 397	44%
Other deposits	582	554	5%
Total deposits	60 367	53 234	13%

Group income statement
(€ million)	12.07	12.06	±%
Net interest income	3 051	2 137	+43%
Net commission income	773	537	+44%
Trading gains	372	141	>100%
Gain from AGET sale	108	—	—
Other income	255	320	-20%
Total income	4 559	3 135	+45%
Staff costs	(1 424)	(1 048)	+36%
Administrative expenses	(691)	(460)	+50%
Depreciation & amortization	(136)	(117)	+16%
Total operating expenses	(2 251)	(1 625)	+39%
Impairment losses on loans & advances to customers	(330)	(267)	+24%
Share of profit of associates	17	40	-57%
Profit before tax & minorities	1 995	1 283	+56%
Tax	(226)	(221)	+2%
Minority interests	(19)	(75)	-75%
Tax on reserves	(32)	(100)	-68%
Contribution to Fire Victims Relief Fund	(28)	—	—
Profit from sale of Atlantic	—	118	—
Amortization of intangible assets on business combinations	(40)	(9)	>100%
Finance charge on put options of minority interests	(25)	(6)	>100%
Attributable profit	1 625	990	+64%

NOTES:
1.	The above information is unaudited.
2.

The audited financial statements for the year 2007, as stipulated by the L.2190/1920 art. 135a, will be posted to the Bank's website on 18th March 2008. The condensed financial statements, as stipulated by the Ministerial Decree 6511/172/2006, will be published in the press on 19th March 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 4th March, 2008

Chairman - Chief Executive Officer